

Mail Stop 3720

October 22, 2009

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4599 Steiner Ranch Blvd.
Suite # 1708,
Austin, Texas 78732

> **RE: Lexicon United Incorporated**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-33131**

Dear Mr. Saltoun:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In our comment we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with our comment in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Form 10-K
Financial Statements
Note F – Engepet Energy Enterprises, Inc. and United Oil Services, Inc.

1.   We note in the third paragraph on page F-14 you made advances of approximately $140,000 "for costs which were not adequately documented." With a view towards clarifying disclosure in future filings, please explain to us in sufficient detail the nature of these costs and what you mean by "not adequately documented."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director